FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

  For period ending 09 May 2018

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

GlaxoSmithKline plc (the 'Company')
Transaction notification

The following amendments have been made to the 'Director/PDMR Shareholding' announcement released on 26 April 2018.

Dr Jesse Goodman acquired 411.275 notional American Depositary Shares ('ADSs') and not 623.699 notional ADSs as originally announced. Ms Judy Lewent acquired 458.278 notional ADSs and not 694.979 notional ADSs as originally announced.

A small number of non-material typographical changes have also been made to the announcement. The changes are identified by an asterisk (*).

All other details remain unchanged. The full amended text is shown below.

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Sir Philip Hampton
b)	Position/status	Non-Executive Chairman
c)	Initial notification/ amendment	Amendment
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Acquisition of notional Ordinary Shares under the share allocation arrangements for Independent Non-Executive Directors for the period of service from 1 January 2018 to 31 March 2018.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£14.45	3,027.682
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2018-04-25
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Professor Sir Roy Anderson
b)	Position/status	Independent Non-Executive Director
c)	Initial notification/ amendment	Amendment
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Acquisition of notional Ordinary Shares under the share allocation arrangements for Independent Non-Executive Directors for the period of service from 1 January 2018 to 31 March 2018.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£14.45	497.405
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2018-04-25
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr Vindi Banga
b)	Position/status	Senior Independent Non-Executive Director
c)	Initial notification/ amendment	Amendment
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Acquisition of notional Ordinary Shares under the share allocation arrangements for Independent Non-Executive Directors for the period of service from 1 January 2018 to 31 March 2018.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£14.45	1,989.619
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2018-04-25
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Dr Vivienne Cox
b)	Position/status	Independent Non-Executive Director
c)	Initial notification/ amendment	Amendment
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Acquisition of notional Ordinary Shares under the share allocation arrangements for Independent Non-Executive Directors for the period of service from 1 January 2018 to 31 March 2018.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£14.45	367.647
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2018-04-25
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms Lynn Elsenhans
b)	Position/status	Independent Non-Executive Director
c)	Initial notification/ amendment	Amendment
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction	Acquisition of notional ADSs* under the share allocation arrangements for Independent Non-Executive Directors for the period of service from 1 January 2018 to 31 March 2018.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$40.33	1,064.615
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2018-04-25
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Dr Laurie Glimcher
b)	Position/status	Independent Non-Executive Director
c)	Initial notification/ amendment	Amendment
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction	Acquisition of notional ADSs* under the share allocation arrangements for Independent Non-Executive Directors for the period of service from 1 January 2018 to 31 March 2018.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$40.33	1,363.083
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2018-04-25
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Dr Jesse Goodman
b)	Position/status	Independent Non-Executive Director
c)	Initial notification/ amendment	Amendment
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction	Acquisition of notional ADSs* under the share allocation arrangements for Independent Non-Executive Directors for the period of service from 1 January 2018 to 31 March 2018.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$40.33	411.275
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2018-04-25
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms Judy Lewent
b)	Position/status	Independent Non-Executive Director
c)	Initial notification/ amendment	Amendment
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction	Acquisition of notional ADSs under the share allocation arrangements for Independent Non-Executive Directors for the period of service from 1 January 2018 to 31 March 2018*.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$40.33	458.278
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2018-04-25
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr Urs Rohner
b)	Position/status	Independent Non-Executive Director
c)	Initial notification/ amendment	Amendment
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Acquisition of notional Ordinary Shares under the share allocation arrangements for Independent Non-Executive Directors for the period of service from 1 January 2018 to 31 March 2018.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£14.45	497.405
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2018-04-25
f)	Place of the transaction	n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: May 09, 2018

By: VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc